

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 8, 2009

Borivoje Vukadinovic
Chief Executive Officer and Chief Financial Officer
Retrospettiva, Inc.
112 West 9th Street, Suite 518
Los Angeles, CA 90015

Re: Retrospettiva, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 001-13101

Dear Mr. Vukadinovic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 24

1. In light of the fact that a material weakness existed with respect to your system of internal control over financial reporting, tell us the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your

disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the period covered by the report.

Management's Annual Report on Internal Control Over Financial Reporting, page 24

2. Please confirm to us that you will include a statement in future filings in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-K.

Other Exchange Act Filings

3. Please file an Item 4.01 Form 8-K to report the changes in your independent accountant from AJ. Robbins, PC to Schumacher & Associates, Inc. Refer to Item 304 of Regulation S-K.

Closing Comments

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief at (202) 551-3688 if you have any questions regarding these comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services